SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 8, 2006

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On March 8, 2006, MGE Energy, Inc. (the Company) issued a press release announcing its earnings for the year ended December 31, 2005. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

    Not applicable.

(b) Pro forma financial information:

    Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

    Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on March 8, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: March 8, 2006

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated March 8, 2006

Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on March 8, 2006.

Exhibit 99.1

NEWS

Contact: Steve Kraus, (608) 252-7907

MGE Energy Reports Earnings Results

Madison, Wisconsin, March 8, 2006—For the year ended December 31, 2005, MGE Energy, Inc. (Nasdaq: MGEE) reported net income of $32.1 million, or $1.57 per share, compared to $33.8 million, or $1.77 per share, for the year ended December 31, 2004.

Twelve Months Ended December 31, 2005

As a result of the natural disasters that occurred in the Gulf of Mexico during 2005 and the related damage to the energy infrastructure, natural gas prices rose to historically high levels. These higher prices contributed to a $22.0 million increase in fuel used for electric generation and a $29.7 million increase in purchased power cost for the year ended December 31, 2005.

Gas revenues were up $28.8 million for the year ended December 31, 2005, compared to the same period in the prior year. This increase is primarily related to higher natural gas costs, which are reflected in customers' bills. Natural gas expense increased $31.5 million for the year. This represents a 27.5% increase in the per-unit cost of natural gas.

Electric revenues increased $60.6 million due in part to higher costs, reflected in a rate increase that became effective in January 2005; a 4.9% increase in electric retail sales attributable to an increase in cooling degree days; and increased sales for resale of $16.6 million due to Madison Gas and Electric Company's (MGE) involvement in the energy market run by the Midwest Independent System Operator (MISO), which is the regional transmission operator in Wisconsin and other Midwest areas.

Operations and maintenance expenses increased $1.9 million for the year ended December 31, 2005, when compared to the same period in the prior year. Key factors contributing to this increase include increased electric production costs ($1.5 million) and increased electric transmission costs ($3.7 million). These increases were offset by reductions in general and administrative expenses ($2.7 million) and reductions in gas and electric distribution expenses ($0.6 million).

Depreciation expense increased $4.4 million during 2005. This increase is due to higher levels of gross property, plant, and equipment at both the electric and gas segments. On April 26, 2005, MGE Energy placed the West Campus Cogeneration Facility (WCCF) into service, and began depreciating this asset. Depreciation expense attributable to the WCCF was $1.9 million for the year ended December 31, 2005.

Interest expense increased by $2.1 million for the year ended December 31, 2005, reflecting higher levels of short-term and long-term debt and the discontinuation of capitalized interest on the WCCF project when it was placed in service on April 26, 2005.

Three Months Ended December 31, 2005

For the three months ended December 31, 2005, MGE Energy reported net income of $8.5 million, compared to $5.1 million for the same period in the prior year. During this period, electric revenues increased $19.0 million. As a result of the natural disasters mentioned above, and the increased fuel costs that resulted, on November 11, 2005, the PSCW approved an interim fuel surcharge to increase electric rates in 2005. MGE collected $1.7 million in additional electric revenues during the three months ended December 31, 2005, under this interim order. During the quarter ended December 31, 2005, there was a $7.9 million increase in fuel used for electric generation and a $6.7 million increase in purchased power expense.

Gas revenues were up $23.7 million for the three months ended December 31, 2005, compared to the same period in the prior year. This increase is related to higher natural gas costs, which are reflected in customers' bills, and higher retail sales. During this period, there was a 4.5% increase in gas retail sales as a result of colder temperatures between the two periods. For the quarter ended December, 31, 2005, natural gas expense increased $23.7 million, or 59.8% per-unit.

Operations and maintenance expenses were down $2.6 million for the quarter. This decrease is primarily attributable to reduced professional fees and lower general and administrative expenses in the fourth quarter of 2005. During the three months ended December 31, 2004, professional fees were higher due to the initial review of internal controls required by the Sarbanes-Oxley Act of 2002.

Depreciation expense increased $1.3 million for the three months ended December 31, 2005, when compared to the same period in the prior year. This increase is related to higher levels of gross property, plant, and equipment at both the electric and gas segment. Interest expense was up $0.6 million for the quarter as a result of higher levels of long-term and short-term debt and the discontinuation of capitalized interest for WCCF.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to nearly 136,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to more than 137,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

This news release contains forward-looking statements. Specifically, all statements pertaining to future periods or expectations are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include weather, economic, and market conditions; regulatory developments; environmental requirements; and changes in the availability and cost of fuel and purchased power. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. MGE Energy undertakes no obligation to release publicly any revision to these forward-looking statements to reflect events or circumstances after the date of this release.


MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)


	2005	2004
Three Months Ended December 31		
Operating revenue	$159,595	$117,346
Operating income	$16,094	$10,833
Net income	$8,535	$5,114
Earnings per share (basic and diluted)	$0.42	$0.25
Weighted average shares outstanding (basic and diluted)	20,446	20,299
Twelve Months Ended December 31		
Operating revenue	$513,370	$424,881
Operating income	$60,472	$61,953
Net income	$32,091	$33,840
Earnings per share (basic and diluted)	$1.57	$1.77
Weighted average shares outstanding (basic and diluted)	20,436	19,119